UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2020

Commission File Number 000-30664

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Camtek Ltd.

On November 18, 2020, we entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc. and Stifel Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale in an underwritten public offering of 3,500,000 ordinary shares at a price to the public of $17.00 per share. In addition, Camtek has granted the underwriters a 30-day option to purchase up to an additional 525,000 ordinary shares at the public offering price less underwriting discounts and commissions.

The closing of the offering is expected to occur on November 23, 2020, subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by us, customary conditions to closing, indemnification obligations of us and the Underwriters, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1.

The offering is being made pursuant to our effective registration statement on Form F-3 (333-237680) and accompanying prospectus previously filed with the Securities and Exchange Commission (“SEC”), and a prospectus supplement thereunder.

A copy of the opinion of Shibolet & Co., Law Firm relating to the legality of the issuance and sale of the shares in the offering is attached as Exhibit 5.1.

On November 18, 2020, Camtek issued a press release titled “Camtek Announces Pricing of Public Offering of Ordinary Shares.” A copy of this press release is attached hereto as Exhibit 99.1.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act.

Forward-Looking Statement

This Form 6-K and/or the exhibits hereto may contain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of the continuation of disruptions to our and our customers’, providers’, business partners and contractors’ businesses as a result of the COVID-19 pandemic; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this Form 6-K, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this Form 6-K and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

Exhibits

Exhibit Number	Description of Exhibit
1.1
Underwriting Agreement, dated November 19, 2020, by and among Camtek Ltd. and Barclays Capital Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein.

5.1	Opinion of Shibolet & Co., Law Firm.

23.1	Consent of Shibolet & Co., Law Firm (included in Exhibit 5.1).

99.1	Press release dated November 18, 2020, issued by Cantek Ltd.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer

Dated: November 19, 2020